SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 15, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
CNPJ No. 01,832,635/0001-18
NIRE 35,300,150,007
Public Company

SPECIAL SHAREHOLDERS’ MEETING

NOTICE

The shareholders of TAM S/A are hereby called to attend a meeting to be held at the registered office of the Corporation located at Av. Jurandir, 856, Lot 04, 7th floor, Jardim Ceci, in the City and State of São Paulo, at 10:00 a.m., on October 30, 2008, in order to take action on the election of a new member of the Board of Directors, in view of the resignation tendered by one of the Directors.

General Directions: 1. Pursuant to Section 1 of CVM Instruction No. 165/91, as amended, the minimum percentage ownership of voting stock necessary to request adoption of the multiple vote system for election of such member of the Board of Directors is five percent (5%). 2. A shareholder that wishes to be represented at the meeting by an attorney in fact must file the relevant power of attorney with the registered office of the Corporation at least forty-eight (48) hours prior to the time of the meeting, together with a statement issued by the custodian showing the ownership interest of such shareholder.

São Paulo, October 15, 2008.

MARIA CLÁUDIA OLIVEIRA AMARO
Chairwoman of the Board of Directors

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.